

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2023

Aneil Singh Manhas
Chief Executive Officer
Bruush Oral Care Inc.
128 West Hastings Street, Unit 210
Vancouver, British Columbia V6B 1G8
Canada

> **Re: Bruush Oral Care Inc.**
> **Registration Statement on Form F-1**
> **Filed September 14, 2023**
> **File No. 333-274518**

Dear Aneil Singh Manhas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Lahdan S. Rahmati